Exhibit 99.2

Consolidated financial statements of

New Gold Inc.

December 31, 2008

New Gold Inc.
December 31, 2008

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of New Gold Inc.

We have audited the accompanying consolidated balance sheets of New Gold Inc. and subsidiaries (the "Company") as at December 31, 2008 and 2007, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for the year ended December 31, 2008 and the thirteen month period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the financial statements for the year ended December 31, 2008, we conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). With respect to the financial statements for the thirteen months ended December 31, 2007, we conducted our audit in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of New Gold Inc. and subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for the year ended December 31, 2008 and the thirteen month period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 12, 2009 (except for Note 17 which is as of March 27, 2009)

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 3 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) our report to the Board of Directors and Shareholders, dated March 12, 2009 (except for Note 17 which is as of March 27, 2009), is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 27, 2009

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of New Gold Inc.

We have audited the internal control over financial reporting of New Gold Inc. and subsidiaries (the "Company") as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting for the Company’s newly acquired Peak Gold Ltd. ("Peak") business, other than the internal controls over the period end financial close process. The Peak business , consisting of the Peak mine in Australia and the Amapari mine in Brazil, constitutes approximately 12% of total assets, 78% of total revenues, and 82% of loss from operations of the corresponding consolidated financial statement amounts of the Company as of and for the year ended December 31, 2008. Accordingly, our audit did not include the internal control over financial reporting of the Peak business other than the internal controls over the period end financial close process. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated March 12, 2009 (except for Note 17 which is as of March 27, 2009) expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes in accounting principles.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 27, 2009

New Gold Inc.
Consolidated statements of operations
(Expressed in thousands of U.S. dollars, except share and per share amounts)

		Thirteen
	Year ended	months ended
	December 31,	December 31,
	2008	2007
	$	$

Revenues	218,135	131,084
Operating expenses	(169,694)	(80,723)
Depreciation and depletion	(32,961)	(18,973)
Earnings from mine operations	15,480	31,388

Corporation administration (1)	(23,029)	(13,295)
Exploration	(8,489)	(3,983)
Write-down of mining interests (Note 7 (b))	(165,252)	-

(Loss) earnings from operations	(181,290)	14,110
Other income (expense)
Interest and other income	5,368	4,113
Interest and finance fees	(3,002)	(459)
Gain (loss) on foreign exchange	69,222	(2,864)

(Loss) earnings from operations before taxes	(109,702)	14,900
Income and mining taxes	7,023	(287)
Net (loss) earnings	(102,679)	14,613

(Loss) earnings per share
Basic	(0.69)	0.27
Diluted	(0.69)	0.21

Weighted average number of shares outstanding
(in thousands)
Basic	148,126	53,428
Diluted	148,126	68,226

(1) Stock option expense (a non-cash item included in corporation administration)	(7,039)	(6,156)

See accompanying notes to the consolidated financial statements.	Page 3

New Gold Inc.
Consolidated statements of comprehensive income (loss)
(Expressed in thousands of U.S. dollars)

		Thirteen
	Year ended	months ended
	December 31,	December 31,
	2008	2007
	$	$

Net (loss) earnings	(102,679)	14,613
Other comprehensive income
Gain on available-for-sale securities (net of tax of $Nil)	1,160	-
Comprehensive income (loss)	(101,519)	14,613

See accompanying notes to the consolidated financial statements.	Page 4

New Gold Inc.
Consolidated balance sheets as at December 31
(Expressed in thousands of U.S. dollars)

	2008	2007
	$	$
Assets
Current assets
Cash and cash equivalents	185,668	149,924
Short-term investments	-	32,440
Accounts receivable	11,232	18,123
Inventories and stockpiled ore (Note 5)	39,402	39,792
Future income and mining taxes	2,690	-
Prepaid expenses and other	3,945	1,624
	242,937	241,903

Investments (Note 6)	77,016	-
Mining interests (Note 7)	1,618,761	315,831
Intangible royalty asset	14,087	14,664
Reclamation deposits and other	4,900	-
	1,957,701	572,398

Liabilities
Current liabilities
Accounts payable and accrued liabilities	41,382	22,835
Short-term borrowings	7,193	-
Income and mining taxes payable	5,126	4,960
	53,701	27,795

Reclamation and closure cost obligations (Note 11)	21,949	18,036
Future income and mining taxes (Note 10)	224,068	25,943
Long-term debt (Note 8)	212,387	-
Employee benefits and other	3,808	3,253
	515,913	75,027

Shareholders' equity
Common shares	1,321,110	339,796
Special warrants (Note 9 (b))	-	104,166
Contributed surplus	65,409	6,166
Share purchase warrants (Note 9 (f))	145,614	57,673
Equity component of convertible debentures (Note 8 (c))	21,604	-
Accumulated other comprehensive loss	(406)	(1,566)
Deficit	(111,543)	(8,864)
	(111,949)	(10,430)
	1,441,788	497,371
	1,957,701	572,398

Commitments and contingencies (Note 15)

Approved by the Board

/s/  Robert Gallagher
Robert Gallagher, Director

/s/ Craig Nelsen
Craig Nelsen, Director

See accompanying notes to the consolidated financial statements.	Page 5

New Gold Inc.
Consolidated statements of shareholders' equity
(Expressed in thousands of U.S. dollars, except share amounts)

						Equity	Accumulated
					Share	component of	other	(Deficit)	Total
	Common shares		Special	Contributed	purchase	convertible	comprehensive	retained	shareholders'
	Shares	Amount	warrants	surplus	warrants	debentures	loss	earnings	equity
		$	$	$	$	$	$	$	$

Balance, November 30, 2006	11,505,140	25,313	104,166	59	-	-	(1,566)	(23,477)	104,495
Issued for cash in private placement (net of issue costs of $14,248)	43,500,000	209,689	-	-	57,673	-	-	-	267,362
Issued for acquisition	16,000,000	103,253	-	-	-	-	-	-	103,253
Exercise of options	129,000	175	-	(49)	-	-	-	-	126
Exercise of warrants	1,495,000	1,366	-	-	-	-	-	-	1,366
Stock-based compensation	-	-	-	6,156	-	-	-	-	6,156
Net loss	-	-	-	-	-	-	-	14,613	14,613
Balance, December 31, 2007	72,629,140	339,796	104,166	6,166	57,673	-	(1,566)	(8,864)	497,371
Exercise of special warrants	14,772,333	80,448	(104,166)	-	23,718	-	-	-	-
Exercise of options	424,090	3,022	-	(1,664)	-	-	-	-	1,358
Exercise of warrants	561,645	3,167	-	-	(1,533)	-	-	-	1,634
Acquisition of Metallica (Note 4 (a)(i))	87,447,821	605,139	-	7,294	46,674	-	-	-	659,107
Acquisition of NGI (Note 4 (a)(ii))	37,005,717	289,538	-	8,241	57,415	21,604	-	-	376,798
Expiry of warrants	-	-		38,333	(38,333)		-	-	-
Stock-based compensation	-	-	-	7,039	-	-	-	-	7,039
Other comprehensive income	-	-	-	-	-	-	1,160	-	1,160
Net loss	-	-	-	-	-	-	-	(102,679)	(102,679)
Balance, December 31, 2008	212,840,746	1,321,110	-	65,409	145,614	21,604	(406)	(111,543)	1,441,788

See accompanying notes to the consolidated financial statements.	Page 6

New Gold Inc.
Consolidated statements of cash flows
(Expressed in thousands of U.S. dollars)

		Thirteen
	Year ended	months ended
	December 31,	December 31,
	2008	2007
	$	$

Operating activities
Net (loss) earnings	(102,679)	14,613
Items not involving cash
Depreciation and depletion	32,961	18,973
Write-down of mining interests	165,252	-
Unrealized foreign exchange (gain) loss	(68,008)	5,062
Stock option expense	7,039	6,156
Future income and mining taxes	(13,496)	(6,537)
Other	1,569	224
Change in non-cash working capital (Note 12)	2,047	(11,871)
	24,685	26,620

Investing activities
Mining interests	(133,868)	(27,052)
Reclamation deposits	(1,225)	-
Cash acquired in business combination and asset acquisition (Note 4 (a))	137,718	-
Acquisition, net of cash acquired (Note 4 (b))	-	(190,552)
Purchase of short-term investments	-	(32,440)
Proceeds from short-term investments	32,440	-
	35,065	(250,044)

Financing activities
Common shares issued on exercise of warrants/ options	2,991	1,492
Proceeds from short-term borrowing	8,500	-
Repayment of short-term borrowing	(11,500)	-
Common shares issued in private placement, net	-	267,362
Special warrants issued in private placement, net	-	104,166
	(9)	373,020

Effect of exchange rate changes on cash and cash equivalents	(23,997)	-

Increase in cash and cash equivalents	35,744	149,596
Cash and cash equivalents, beginning of period	149,924	328
Cash and cash equivalents, end of period	185,668	149,924

Cash and cash equivalents are comprised of
Cash	21,398	10,312
Short-term money market instruments	164,270	139,612
	185,668	149,924

Supplemental cash flow information (Note 12)

See accompanying notes to the consolidated financial statements.	Page 7

New Gold Inc.
Notes to the consolidated financial statements December 31, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

1.	Description of business and nature of operations

On June 30, 2008 New Gold Inc. ("NGI"), Metallica Resources Inc. ("Metallica") and Peak Gold Ltd. ("Peak Gold" or the "Company") completed a business combination and the acquisition of assets (the "Transaction" see Note 4). In accordance with the provisions of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1581, Business Combinations, Peak Gold has been identified as the acquirer for accounting purposes. As such, these consolidated financial statements are a continuation of the consolidated financial statements of Peak Gold, with the comparative information being that of Peak Gold. Following completion of the Transaction, Peak Gold is now known as New Gold Inc. ("New Gold"). References to NGI in these consolidated financial statements refer to transactions involving the pre-transaction public company New Gold Inc.

In connection with the Transaction shareholders of Peak Gold exchanged one common share of Peak Gold for 0.1 of a New Gold common share and nominal cash consideration. All information related to common shares for the current and prior period has been restated to give effect to this share exchange.

The Company is a gold producer engaged in gold mining and related activities including acquisition, exploration, extraction, processing and reclamation. The Company's assets are comprised of the Amapari mine in Brazil, the Cerro San Pedro mine in Mexico, and the Peak mine in Australia. Significant development projects include the New Afton copper-gold project in Canada and a 30% interest in an advanced stage copper-gold project in Chile.

2.	Summary of significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), and except where described in Note 17, conform in all material respects with accounting principles generally accepted in the United States ("US GAAP"), using the following significant accounting policies:

(a) Basis of presentation and principles of consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries.

The principal subsidiaries of the Company as of December 31, 2008 are as follows:

Subsidiary	Interest

Metallica Resources Inc. (1)	100%
Metallica Resources Alaska Inc. (1)	100%
Minera Metallica Resources Chile Limitada (1)	100%
Minera San Xavier, S.A. de C.V. (1)	100%
Mineração Pedra Branca do Amapari Ltda ("Amapari")	100%
Peak Gold Mines Pty	100%
Sociedad Contractual Minera El Morro (1)	100%

(1)	These subsidiaries are included in the Company's results from June 30, 2008, the date of acquisition, onward (Note 4 (a)).

New Gold Inc.
Notes to the consolidated financial statements December 31, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

2.	Summary of significant accounting policies (continued)

	(a)	Basis of presentation and principles of consolidation (continued)

Variable interest entities ("VIE's") as defined by the Accounting Standards Board in Accounting Guideline ("AcG") 15, Consolidation of Variable Interest Entities, are entities in which equity investors do not have the characteristics of a "controlling financial interest" or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIE's are subject to consolidation by the primary beneficiary who will absorb the majority of the entities' expected losses and/or expected residual returns. The Company has determined that it does not have any investments that qualify as VIE's.

All intercompany transactions and balances are eliminated.

	(b)	Use of estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires the Company's management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates.

Significant estimates used in the preparation of these consolidated financial statements include, but are not limited to, the recoverability of accounts receivable and investments, measurement of revenue and accounts receivable, the quantities of material on leach pads and in circuit and the recoverable gold in this material used in determining the estimated net realizable value of inventories, the proven and probable ore reserves and resources and the related depletion and amortization, the estimated tonnes of waste material to be mined and the estimated recoverable tonnes of ore from each mine area, the assumptions used in the accounting for stock-based compensation, valuation of warrants, valuation of embedded derivatives, the provision for income and mining taxes and composition of future income and mining tax assets and liabilities, the expected economic lives of and the estimated future operating results and net cash flows from mining interests, the anticipated costs of reclamation and closure cost obligations, and the fair value of assets and liabilities acquired in business combinations.

	(c)	Cash and cash equivalents

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term of less than three months.

	(d)	Inventories and stockpiled ore

Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of average production cost or net realizable value. Production costs include the cost of raw materials, direct labor, mine-site overhead expenses and depreciation and depletion of mining interests. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future production costs to convert the inventories into saleable form.

New Gold Inc.
Notes to the consolidated financial statements December 31, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

2.	Summary of significant accounting policies (continued)

	(d)	Inventories and stockpiled ore (continued)

The recovery of gold and silver from certain oxide ores is achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained ore. The resulting "pregnant" solution is further processed in a plant where the gold is recovered. For accounting purposes, costs are added to ore on leach pads on current mining and leaching costs, including applicable depreciation, depletion and amortization relating to mining interests. Costs are removed from ore on leach pads as ounces of gold and silver are recovered based on the average cost per recoverable ounce on the leach pad.

Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type). Although the quantities of recoverable gold and silver placed on each leach pad are reconciled by comparing the grades of ore placed on the leach pad to the quantities actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. The recovery of gold and silver from the leach pad is not known until the leaching process has concluded.

In-process inventory represents materials that are currently in the process of being converted into finished goods. The average production cost of finished goods represents the average cost of in-process inventories incurred prior to the refining process, plus applicable refining costs and associated royalties.

Supplies are valued at the lower of average cost and net realizable value.

	(e)	Mining interests

Mining interests represent capitalized expenditures related to the development of mining properties, related plant and equipment and expenditures related to exploration arising from property acquisitions. Capitalized costs are depreciated and depleted using either a unit-of-production method over the estimated economic life of the mine to which they relate, or for plant and equipment, using the straight-line method over their estimated useful lives, if shorter than the mine life.

New Gold Inc.
Notes to the consolidated financial statements December 31, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

2.	Summary of significant accounting policies (continued)

	(e)	Mining interests (continued)

The costs associated with mining properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The value associated with resources and exploration potential is the value beyond proven and probable reserves assigned through acquisition. The value allocated to reserves is depreciated on a unit-of-production method over the estimated recoverable proven and probable reserves at the mine. The resource value represents the property interests that are believed to potentially contain economic mineralized material such as inferred material within pits; measured, indicated, and inferred resources with insufficient drill spacing to qualify as proven and probable reserves; and inferred resources in close proximity to proven and probable reserves. Exploration potential represents the estimated mineralized material contained within (i) areas adjacent to existing reserves and mineralization located within the immediate mine area; (ii) areas outside of immediate mine areas that are not part of measured, indicated, or inferred resources; and (iii) greenfields exploration potential that is not associated with any other production, development, or exploration stage property, as described above. At least annually or when otherwise appropriate, and subsequent to its review and evaluation for impairment, value from the non-depletable category is transferred to the depletable category as a result of an analysis of the conversion of resources or exploration potential into reserves.

Costs related to property acquisitions are capitalized until the viability of the mineral property is determined. When it is determined that a property is not economically recoverable the capitalized costs are written off.

Exploration costs incurred to the date of establishing that a property is economically recoverable are included in operations. Further development expenditures are capitalized to the property.

Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contains proven and probable reserves are exploration expenditures and are expensed as incurred to the date of establishing that property costs are economically recoverable. Further development expenditures, subsequent to the establishment of economic recoverability, are capitalized to the property.

Upon sale or abandonment the cost of the property and equipment, and related accumulated depreciation or depletion, are removed from the accounts and any gains or losses thereon are included in operations.

The Company reviews and evaluates its mining properties for impairment annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

Interest expense allocable to the costs of developing mining properties and constructing new facilities are capitalized and included in the carrying amounts of related assets until mining properties reach commercial production and facilities are ready for their intended use.

New Gold Inc.
Notes to the consolidated financial statements December 31, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

2.	Summary of significant accounting policies (continued)

	(f)	Reclamation and closure cost obligations

The Company's mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company has recorded a liability and corresponding asset for the estimated future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. Such estimates are, however, subject to change based on negotiations with regulatory authorities, or changes in laws and regulations.

	(g)	Intangible royalty asset

Intangible assets consist of a royalty agreement between Amapari and a third party, valued upon acquisition (Note 4 (b)). The agreement arose from the initial purchase of the Amapari mine leases. Under the agreement, the Company receives 1% of gross revenues from iron ore mined by the third party on adjacent properties. The asset is amortized on a units-of-production basis which is measured by a portion of the third party mine's economically recoverable and proven ore reserves recovered during the period. The carrying value of the intangible royalty asset was $14.1 million.

The Company reviews and evaluates the intangible annually or when events or changes in circumstances indicate the carrying amount may not be recoverable.

	(h)	Income and mining taxes

The Company uses the liability method of accounting for income and mining taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward. Upon business acquisitions, the liability method results in a gross-up of mining interests to reflect the recognition of the future tax liabilities for the tax effect of such differences.

Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is not more likely than not to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted.

	(i)	Employee benefits

A liability is recognized for benefits accruing to employees in respect of wages and salaries, annual leave and long service leave when it is probable that settlement will be required and they are capable of being measured reliably. Liabilities recognized in respect of employee benefits expected to be settled within 12 months are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

Liabilities recognized in respect of employee benefits which are not expected to be settled within one year are measured at the present value of the estimated future cash outflows to be made by the Company in respect of services provided by employees up to reporting date.

New Gold Inc.
Notes to the consolidated financial statements December 31, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

2.	Summary of significant accounting policies (continued)

	(j)	Foreign currency translation

The Company's functional currency and that of its subsidiaries is the U.S. dollar. Transaction amounts denominated in foreign currencies (currencies other than U.S. dollars) are translated into U.S. dollars at exchange rates prevailing at the transaction dates. Carrying values of foreign currency monetary assets and liabilities are adjusted at each balance sheet date to reflect the U.S. exchange rate prevailing at that date. Gains and losses arising from translation of foreign currency monetary assets and liabilities at each period end are included in earnings. In addition, unrealized gains and losses due to movement in exchange rates on cash balances held in foreign currencies are shown separately on the consolidated statements of cash flows.

The accounts of subsidiaries, which are considered to be integrated operations, are translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities of foreign subsidiaries are translated at exchange rates in effect at the end of each period and non-monetary assets and liabilities are translated using historical exchange rates. Revenues and expenses are translated at the average exchange rate for the period. Foreign currency transaction gains and losses are included in the determination of net income or loss.

	(k)	Earnings (loss) per share

Earnings (loss) per share calculations are based on the weighted average number of common shares and common shares equivalents issued and outstanding during the year. Diluted earnings per share are calculated using the treasury method and if converted method, as applicable, which requires the calculation of diluted earnings per share by assuming that outstanding stock options, warrants and convertible debentures with an average market price that exceeds the average exercise prices of the options and warrants for the period, are exercised and the assumed proceeds are used to repurchase shares of the Company at the average market price of the common share for the period.

	(l)	Revenue recognition

Revenue from the sale of metals is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. Refining and treatment charges are netted against revenue for sales of metal concentrate.

	(m)	Stock-based compensation

The Company applies the fair value method of accounting for all stock option awards. Under this method the Company recognizes a compensation expense for all stock options awarded to employees, based on the fair value of the options on the date of grant which is determined by using the Black-Scholes option pricing model. The fair value of the options is expensed over the vesting period of the options.

New Gold Inc.
Notes to the consolidated financial statements December 31, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

2.	Summary of significant accounting policies (continued)

	(n)	Financial instruments - recognition and measurement

The Company classifies all financial instruments as either held-to-maturity, available- for-sale, held for trading, loans and receivables, or other financial liabilities. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized on the statement of operations.

The fair value of financial instruments traded in active markets (such as available-for- sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Company is the current bid price.

The carrying value less impairment provision, if necessary, of trade receivables and payables are assumed to approximate their fair values.

The Company has designated its cash and cash equivalents and short-term investments as held-for-trading. The Company has designated its asset backed commercial paper ("ABCP") as available-for-sale. Receivables are classified as loans and receivables. Accounts payable and accrued liabilities, short-term borrowings and long-term debt are classified as other financial liabilities.

Transaction costs related to financial instruments classified as held for trading are recognized immediately into income. For financial instruments classified as other than as held for trading, transaction costs are added to the financial instrument in accordance with the provision of CICA Handbook Section 3855.

Long-term debt are financial instruments which have been recorded at fair value at the date of acquisition and will be measured at amortized cost going forward.

	(o)	Comprehensive income

Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this standard, the Company reports a statement of comprehensive income and a new category, accumulated other comprehensive income, in the shareholders' equity section of the consolidated balance sheet. The components of this new category may include unrealized gains and losses on financial assets classified as available-for-sale, exchange gains and losses arising from the translation of financial statements of a self-sustaining foreign operation and the effective portion of the changes in fair value of cash flow hedging instruments.

New Gold Inc.
Notes to the consolidated financial statements December 31, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

3.	Changes in accounting policies

	(a)	Accounting policies implemented effective January 1, 2008

		(i)	Capital disclosures and financial instruments - disclosures and presentation

The Company adopted three new presentation and disclosure standards that were issued by the CICA: Handbook Section 1535, Capital Disclosures ("Section 1535"), Handbook Section 3862, Financial Instruments - Disclosures ("Section 3862") and Handbook Section 3863, Financial Instruments - Presentation ("Section 3863").

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

		(ii)	Inventories

On January 1, 2008, the Company adopted Section 3031, Inventories, which replaces the existing Section 3030, and establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of cost, including allocation of overhead, requires impairment testing and expands the disclosure requirements. The adoption of Section 3031 did not have a material impact on the Company's consolidated financial position and results of operations for the year ended December 31, 2008.

	(b)	Accounting policies to be implemented effective January 1, 2009

Effective January 1, 2009, the Company will adopt Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, and establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA restricted the application of EIC 27, Revenues and Expenditures in the Pre-operating Period ("EIC 27"). The Company is evaluating the impact of the adoption of this new Section on its consolidated financial statements.

New Gold Inc.
Notes to the consolidated financial statements December 31, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

3.	Changes in accounting policies (continued)

	(c)	Accounting policies to be implemented effective January 1, 2011

In January 2009, the CICA issued Handbook Sections 1582, Business Combinations, ("Section 1582"), 1601, Consolidated Financial Statements, ("Section 1601") and 1602, Non-controlling Interests, ("Section 1602") which replaces CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards ("IFRS"). Section 1582 is applicable for the Company's business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company's interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of this Section is permitted. If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time. The Company is evaluating the impact of the adoption of these new Sections on its consolidated financial statements.

	(d)	International Financial Reporting Standards

In February 2008, the CICA announced that Canadian generally accepted accounting principles ("GAAP") for publicly accountable enterprises will be replaced by IFRS for fiscal years beginning on or after January 1, 2011. The conversion from Canadian GAAP to IFRS will be applicable to the Company's reporting for the first quarter of 2011 for which the current and comparative information will be prepared under IFRS. The Company expects the transition to IFRS to impact accounting policies, financial reporting, IT systems and processes as well as certain business activities. The Company is currently in the process of finalizing an IFRS changeover plan. This process involves assessing the impact of the transition to IFRS and planning to ensure that the appropriate resources are available for a timely conversion.

4.	Business combination and asset acquisition

	(a)	Acquisition of Metallica and NGI

On May 9, 2008, the Company entered into an agreement to complete a business combination (the "Transaction") with Metallica and NGI.

(i) Metallica

The acquisition of Metallica has been accounted for as a purchase transaction. Shareholders of Metallica received 0.9 of a New Gold common share and nominal cash consideration for each one common share of Metallica.

87,447,821 common shares issued to Metallica shareholders were valued at $6.92 per share. The value per share was determined with reference to the share price of New Gold common shares for the two days prior to, the day of, and the two days subsequent to the date of the announcement on March 31, 2008. Holders of options, warrants or other convertible instruments of Metallica ("Metallica equity instruments") exchanged such equity instrument for similar securities of New Gold at an exchange ratio of 0.9 and at a price equivalent to the original price divided by 0.9.

New Gold Inc.
Notes to the consolidated financial statements December 31, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

4.	Business combination and asset acquisition (continued)

	(a)	Acquisition of Metallica and NGI (continued)

		(i)	Metallica (continued)

The final allocation of the purchase price based on the consideration paid and Metallica's net assets acquired is as follows:

$
Issuance of New Gold shares (87,447,821 common shares)	605,139
Fair value of options issued	7,294
Fair value of warrants issued	46,674
Transaction costs	3,651
Purchase consideration	662,758

Net assets acquired
Net working capital acquired (including cash of $34,154)	35,340
Mineral property, plant and equipment	814,352
Other long-term assets	2,214
Long-term liabilities	(3,684)
Future income tax liability	(185,464)
662,758

(ii)	NGI

This element of the Transaction has been accounted for as a purchase of assets and assumption of liabilities of NGI by Peak Gold.

In accordance with the determination that Peak Gold is the accounting acquirer in this Transaction, the deemed consideration is the market value of the 37,005,717 NGI common shares and the fair value of options, warrants and convertible or exchangeable securities of NGI currently outstanding. As at June 30, 2008, there were options, warrants, convertible or exchangeable securities and other rights to acquire an aggregate of 30,678,500 common shares of NGI. The common shares of NGI have been valued at $7.82 per share, the share price of NGI as of June 30, 2008, the closing date of the Transaction.

New Gold Inc.
Notes to the consolidated financial statements December 31, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

4.	Business combination and asset acquisition (continued)

	(a)	Acquisition of Metallica and NGI (continued)

		(ii)	NGI (continued)

The final allocation of the purchase price based on the consideration paid and NGI's net assets acquired is as follows:

$
Issuance of New Gold shares (37,005,717 common shares)	289,538
Fair value of options issued	8,241
Fair value of warrants issued	57,415
Transaction costs	4,011
Purchase consideration	359,205

Net working capital (including cash of $103,564)	85,687
Mineral property, plant and equipment	537,720
Other assets	94,631
Long-term liabilities	(252,892)
Future income tax liability	(84,337)
Convertible debentures	(21,604)
359,205

For the purposes of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, including allocation of mining interests to depletable and non-depletable properties, based on management's best estimates and all available information at the time of the Transaction.

(b)	Acquisition of Amapari and Peak Mines

On February 15, 2007, the Company entered into an agreement with Goldcorp Inc. ("Goldcorp"), a company related by a director in common, to acquire Goldcorp's Amapari mine in Brazil and Peak mine in Australia (the "Acquisition"). The Company completed the acquisition of the Amapari mine and the Peak mine on April 3, 2007 and April 27, 2007, respectively. In consideration for the acquisition of the Amapari and Peak Mines, the Company issued to Goldcorp 155 million common shares with a value of $100 million and paid $200 million in cash, respectively.

Upon completion of the Acquisition, Goldcorp held approximately 22% ownership in Peak Gold and a position on the Board of Directors of the Company.

The business combination has been accounted for as a purchase transaction, with the Company as the acquirer and the Amapari and Peak Mines as the acquiree. The results of the operations of the acquired assets are included in the consolidated financial statements of the Company from the dates of the Acquisition.

New Gold Inc.
Notes to the consolidated financial statements December 31, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

4.	Business combination and asset acquisition (continued)

	(b)	Acquisition of Amapari and Peak Mines (continued)

The final allocation of the assets and liabilities acquired is as follows:

$
Purchase price
Cash	200,000
Common shares	100,000
Acquisition costs	5,032
305,032

Net assets acquired
Cash and cash equivalents	11,212
Accounts receivable	4,391
Inventories and stockpiled ore	40,286
Mining interests	299,535
Intangible asset	14,664
Other	5,091
Current liabilities	(23,618)
Reclamation and closure cost obligations	(16,662)
Future income tax liabilities, net	(29,867)
305,032

5.	Inventories and stockpiled ore

	2008	2007
	$	$

Supplies	12,179	15,092
Work-in-process (a)	5,008	7,505
Heap leach ore (b)	19,141	12,254
Stockpiled ore (c)	112	1,106
Finished goods	2,962	3,835
	39,402	39,792

(a)	Work-in-process

Work-in-process is the stage between the product (gold, silver and copper) as it sits as a raw material (mined or stockpiled) and when it has been converted into the finished product (doré or concentrate).

(b)	Heap leach ore

The recovery of gold from certain oxide ores is achieved through the heap leaching process used at the Amapari and Cerro San Pedro mines. Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained in the ore.

New Gold Inc.
Notes to the consolidated financial statements December 31, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

5.	Inventories and stockpiled ore (continued)

(c) Stockpiled ore

The low-grade stockpiled ore is located at Amapari and Peak Mines and is forecasted to be drawn down throughout the remainder of the life of the mines.

The amount of inventories recognized in operating expenses for the year is $116 million, which includes a $1.3 million write-down related to inventories at Amapari. There were no reversals of write-downs during the year.

6.	Investments

As at December 31, 2008, the Company had $139 million (Cdn$169 million) invested in ABCP which was rated R1-high by Dominion Bond Rating Service when it was initially acquired by NGI. In mid-August 2007, a number of non-bank sponsors of ABCP, including those with which NGI had invested, announced that they could not place ABCP due to unfavourable conditions in the Canadian capital markets. As a result, there is presently no active market for the ABCP held by the Company.

As at December 31, 2008, the non-bank ABCP market remained the subject of a restructuring process with the expressed intention of replacing the ABCP with a number of long-term floating rate notes ("New Notes"). The restructuring plan, which was completed on January 21, 2009, pooled all of the underlying assets from all the ABCP trusts with the exception of those assets designated as ineligible for pooling ("Ineligible Assets") and those series of assets backed exclusively by traditional financial assets ("Traditional Series"). Upon completion of the restructuring, income which had been accumulating from the underlying assets was distributed to investors.

ABCP relating to the pooled assets was replaced with four classes of asset backed notes named A1, A2, B and C in declining order of seniority. ABCP relating to Ineligible Assets and Traditional Series was replaced with new tracking notes whose characteristics are designed to track the performance of the particular assets of the series to which they correspond.

The Company has designated these new notes as held-for-trading.

New Gold Inc.
Notes to the consolidated financial statements December 31, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

6.	Investments (continued)

(a)

The Company has estimated the fair value of ABCP at December 31, 2008 using the methodology and assumptions outlined below. The fair value estimate of the New Notes to be received under the restructuring has been calculated based on information provided by the Pan Canadian Investor Committee as well as Ernst & Young, the Monitor of the restructuring. The table below summarizes the Company's valuation.

		Base case
Restructuring	Face	fair value	Expected
categories	value	estimate*	maturity date
	millions $	millions $
MAV 2 notes
A1 (rated A)	81.2	46.6	December 31, 2016
A2 (rated A)	27.9	14.9	December 31, 2016
B	5.0	0.9	December 31, 2016
C	3.5	0.3	December 31, 2016
Traditional asset tracking notes
MAV3 - Class 9	7.8	7.6	September 12, 2015
Ineligible asset tracking notes
MAV2 - Class 3/13/15	13.0	2.0	December 20, 2012
			to October 24, 2016
Accrued interest income	-	4.7	January 2, 2009
Total original investment	138.4	77.0

	*	the range of fair values estimated by the Company varied between $76 million and $99 million

(b)

The A1, A2 and traditional asset tracking notes comprise the major categories of the notes contemplated to be received totalling 79% of the face value of the original investments made and 85% of the fair value estimate of the Company's holdings excluding accrued income. In the case of the A1 and A2 notes, it is estimated that they will pay interest at a rate 0.5% less than the bankers' acceptance ("BA") rate and it is estimated that prospective buyers of these notes will require premium yields between 7% and 8% over the BA rate.

(c)	The traditional asset notes are estimated to generate interest income of 0.5% above the BA rate and a prospective buyer of those notes is estimated to require a premium of 5% over the BA rate.

The Company has applied its best estimate of prospective buyers' required yield and calculated the present value of the New Notes using required yield as the discount factor. Using a range of potential discount factors allows the Company to estimate a range of recoverable values.

The Class B notes are not expected to pay any current interest until the Class A1 and A2 notes are paid in full, which is not anticipated until December 31, 2016. These notes, which will be subordinate to the Class A1 and A2 notes, will not receive a credit rating.

The Class C notes also will not pay any current interest and are subordinate to the Class B notes. In light of this subordination, the Class C notes are viewed as highly speculative with regard to ultimate payment of principal at maturity in 2016.

New Gold Inc.
Notes to the consolidated financial statements December 31, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

6.	Investments (continued)

The Company will also receive three classes of ineligible tracking notes, two of which have direct exposure to the U.S. sub-prime mortgage market and one of which is backed by a leveraged super senior ("LSS") credit default swap. The fair value of the sub-prime backed notes is less than 10% of par value while the LSS backed note has a fair value of less than 20% of par value.

Restructuring costs are excluded from this valuation as it has been stated that the costs will be deducted from the accrued interest that the Company will receive shortly after the completion of the restructuring.

Based upon a sensitivity analysis of the assumptions used, the expected yield required by a potential investor remains the most significant assumption included in the fair value estimate. There can be no assurance that this estimate will be realized. Subsequent adjustments, which could be material, may be required in future reporting periods.

7.	Mining interests

			2008
		Accumulated
		depreciation,
		depletion and	Net book
	Cost	write-downs	value
	$	$	$

Mining properties	1,540,195	98,518	1,441,677
Plant and equipment	280,720	103,636	177,084
	1,820,915	202,154	1,618,761

The Company capitalized $10.6 million of interest in 2008 (2007 -$Nil) related to the New Afton Project.

			2007
		Accumulated
		depreciation	Net book
	Cost	and depletion	value
	$	$	$

Mining properties	190,163	2,687	187,476
Plant and equipment	144,641	16,286	128,355
	334,804	18,973	315,831

New Gold Inc.
Notes to the consolidated financial statements December 31, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

7.	Mining interests (continued)

A summary of net book value by property is as follows:

			Mining
			properties
		Non-		Plant and	Total	Total
	Depletable	depletable	Total	equipment	2008	2007
	$	$	$	$	$	$

Amapari (b)	-	5,000	5,000	4,537	9,537	174,744
Cerro San Pedro	260,305	84,822	345,127	54,503	399,630	-
El Morro project	-	377,430	377,430	-	377,430	-
New Afton project	-	567,358	567,358	64,727	632,085	-
Peak Mines	3,036	116,980	120,016	52,694	172,710	140,497
Other projects (a)	-	26,746	26,746	-	26,746	-
Corporate	-	-	-	623	623	590
	263,341	1,178,336	1,441,677	177,084	1,618,761	315,831

(a)	(i) Chile - El Morro Project

The El Morro copper-gold project consists of the La Fortuna and El Morro areas. Xstrata has a 70% interest in the El Morro project.

The Company has other projects in Chile that consist of copper-gold exploration concessions that are contiguous to the El Morro project.

	(ii)	Other projects include

		(1)	Chile - Rio Figueroa Project

The Company has an option agreement with Sociedad Contractual Minera Los Potrillos ("Potrillos") to acquire a 100% interest in a copper-gold exploration project referred to as the Rio Figueroa project.

		(2)	USA - Liberty Bell

The Company entered into an exploration agreement with the right to acquire the Liberty Bell gold project in central Alaska.

		(3)	Canada - Ajax

The Company owns a 100% interest in the Ajax-Python Claim Group.

(b)

During the third quarter of 2008, the Company recorded an impairment charge of $165.3 million before tax recoveries of $8.4 million on its investment in the Amapari Mine. On January 2, 2009, the Company placed the mine on temporary care and maintenance. Mining at Amapari has been suspended and leaching of stacked material is expected to continue until it is no longer economical to do so. The Company is currently preparing a preliminary economic assessment to exploit the underlying sulphide resource with a conventional crush/grind/carbon in leaching mill. Commitments related to placing Amapari Mine on temporary care and maintenance total approximately $2.2 million.

New Gold Inc.
Notes to the consolidated financial statements December 31, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

8.	Long-term debt

Long-term debt consists of the following:

$

Senior secured notes (a)	182,553
Embedded early redemption feature at fair value (b)	-
Subordinated convertible debentures (c)	29,834
212,387

(a)	Senior secured notes

The face value of the Notes at December 31, 2008 was Cdn$237 million.

The Notes, originally issued by NGI pursuant to a note indenture dated June 28, 2007, mature and become due and payable on June 28, 2017 and bear interest at the rate of 10% per annum. Under the terms of the Notes, the Company has agreed to certain additional restrictions on its business as it relates to the New Afton assets. In particular, the Company has agreed:

to grant to the Trustee under the note indenture, for the benefit of the noteholders, a first-ranking security interest on the New Afton project assets;

that it will not sell or otherwise transfer any of the New Afton project assets except for transfers made in the ordinary course of business for fair market value or transfers of production from the New Afton project pursuant to any risk management or offtake agreement;

that it will not incur additional indebtedness except for certain permitted indebtedness and it will not create any security interest of any kind securing indebtedness on any New Afton project assets except for certain permitted encumbrances; and

to certain limitations on its ability to make advances to its subsidiary companies for cash flow produced from the New Afton project assets.

Interest is payable in arrears in equal semi-annual instalments on January 1 and July 1 in each year.

Subsequent to year end, the Company acquired Cdn$50 million face value of its senior secured notes for consideration of Cdn$30 million from the noteholders. This results in a reduction of approximately $5 million per year in interest payments.

(b)	Embedded early redemption feature at fair value

The Company has the right to redeem the Notes in whole or in part at any time and from time to time prior to June 27, 2017 at a price ranging from 120% to 100% (decreasing based on the length of time the Notes are outstanding) of the principal amount of the Notes to be redeemed.

The early redemption feature in the Notes qualifies as an embedded derivative that must be bifurcated for reporting purposes. As of December 31, 2008, the fair value of the derivative asset is determined to be $Nil.

New Gold Inc.
Notes to the consolidated financial statements December 31, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

8.	Long-term debt (continued)

	(c)	Subordinated convertible debentures

In 2007, NGI issued 55,000 convertible subordinated debentures ("Debentures") for an aggregate principal amount of Cdn$55 million. The Debentures, which were issued pursuant to a Debenture Indenture dated June 28, 2007 (the "Debenture Indenture"), each have a principal amount of $1,000, bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014 at a conversion price of Cdn$9.35 per share. The Debentures do not allow forced conversion by the Company prior to January 1, 2012 but after that date the Company may redeem the Debentures if the market price of the Company's shares is at least 125% of the conversion price. The Debentures are classified as compound financial instruments for accounting purposes because of the holder conversion option.

Interest is payable in arrears in equal semi-annual instalments on January 1 and July 1 in each year.

The Debenture Indenture provides that in the event of a change of control of the Company, as defined therein, where 10% or more of the aggregate purchase consideration is cash, the Company must offer to either (i) redeem the outstanding Debentures at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest up to but excluding the date of redemption, or (ii) convert the outstanding Debentures into common shares at conversion prices ranging from Cdn$7.48 at inception to Cdn$9.35, based on a time formula specified in the Debenture Indenture.

The Debentures are subordinate to the Notes and any secured indebtedness incurred subsequent to the issue of the Debentures.

At the time of acquisition by the Company, the Company allocated $34.5 million of the $56.2 million fair value as a liability based on the fair value of a similar debt instrument without an associated conversion option. The similar debt instrument was assumed to have an interest at 8% at the time of acquisition. The equity component was valued using the Black-Scholes model with the following assumptions: no dividends paid, volatility of 60%, risk free interest rate of 3.45% and expected life of six years. The debt component of the Debentures will be accreted over the expected term to maturity using the effective interest method.

The Debenture Indenture requires the Company to comply with certain reporting and other covenants.

New Gold Inc.
Notes to the consolidated financial statements December 31, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

9.	Share capital

	(a)	Authorized

Unlimited number of voting common shares without par value

	(b)	Special warrants

On November 28, 2007, the Company completed a private placement financing of 14,772,333 Special Warrants at a price of Cdn$7.50 per Special Warrant for total gross proceeds of Cdn$110.8 million (US$111.8 million) and net proceeds after issue costs of Cdn$103.2 million (US$104.2 million). Each Special Warrant entitled the holder thereof to receive one unit of the Company, at no additional cost. Each unit comprised one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitled the holder to acquire one additional common share, at a price of Cdn$9.00 until November 28, 2012.

On February 28, 2008, the 14,772,333 Special Warrants outstanding at December 31, 2007 were converted into 14,772,333 common shares of the Company and 7,386,168 common share purchase warrants. The warrants were valued at $23.7 million using the Black-Scholes pricing model and that amount is included in share purchase warrants. A fair value of approximately $3.20 for each warrant was calculated using the following assumptions: no dividends are paid, volatility of 60%, risk free interest rate of 3.4%, and expected life of five years. Every 10 warrants are exercisable into 1 New Gold common share.

	(c)	Stock options

The Company has established a "rolling" stock option plan (the "Plan") in compliance with the TSX Exchange's policy for granting stock options. Under the Plan, the maximum number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares. The exercise price of each option shall not be less than the market price of the Company's stock at the date of grant. Options generally vest over three years, and have a maximum term of seven years from date of grant.

		Weighted
		average
	Number of	exercise
	options	price
		Cdn$

Balance, November 30, 2006	160,000	1.00
Exercised	(129,000)	1.00
Cancelled	(40,900)	9.30
Granted	2,159,500	9.30
Balance, December 31, 2007	2,149,600	9.10
Granted	3,084,700	6.92
Options assumed on acquisition of Metallica	1,930,095	4.07
Options assumed on acquisition of NGI	2,828,500	7.03
Exercised	(424,090)	3.39
Forfeited	(578,917)	8.44
Balance, December 31, 2008	8,989,888	6.94

New Gold Inc.
Notes to the consolidated financial statements December 31, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

9.	Share capital (continued)

	(c)	Stock options (continued)

The following table summarizes information about the stock options outstanding at December 31, 2008:

	Options			Options
	outstanding			exercisable
		Weighted
	Weighted	average		Weighted
Number of	average	remaining	Number of	average
stock options	exercise	contractual	options	exercise
outstanding	price	life	exercisable	price
	Cdn$			Cdn$

75,000	1.29	6.9 years	-	1.29
184,500	1.70	0.9 years	184,500	1.70
103,500	2.74	0.8 years	103,500	2.74
520,187	3.44	1.3 years	520,187	3.44
600,000	4.60	0.8 years	600,000	4.60
1,167,768	5.52	3.3 years	901,102	5.55
1,849,400	6.42	3.2 years	1,062,467	6.55
2,262,700	7.66	4.1 years	839,233	7.37
1,749,333	9.29	3.2 years	633,111	9.27
477,500	11.00	1.3 years	477,500	11.00
8,989,888	6.94	3.0 years	5,321,600	6.47

On February 17, 2009, the Company granted 2,306,000 stock options to employees. These options have an exercise price of Cdn$2.71. The options vest over a three year period and have a contractual life of seven years from date of grant.

(d)	Stock-based compensation

For the year ended December 31, 2008, the Company recorded $7.0 million as stock- based compensation expense (2007 - $6.2 million). The Company recorded this amount in contributed surplus. The value was determined using the Black-Scholes pricing model. A weighted average grant-date fair value of Cdn$7.38 (2007 - $0.37) was calculated using the following assumptions: no dividends are to be paid, volatility of 50% (2007 - 60%), risk free interest rate of 3.35% (2007 - 4.00%), and expected life of 4.62 years (2007 - 3.50 years).

New Gold Inc.
Notes to the consolidated financial statements December 31, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

9.	Share capital (continued)

	(e)	Share purchase warrants

A summary of the changes in share purchase warrants is presented below:

		Weighted
		average
	Number of	exercise
	warrants	price
		Cdn$

Balance, November 30, 2006	1,495,000	1.00
Exercised	(1,495,000)	1.00
Issued	21,750,000	15.00
Balance, December 31, 2007	21,750,000	15.00
Issued	7,386,167	9.00
Metallica share purchase warrants exercisable into New Gold shares	17,196,115	3.93
NGI share purchase warrants	27,825,352	15.00
Expired	(14,046,115)	3.44
Balance, December 31, 2008	60,111,519	13.80

The following table summarizes information about outstanding share purchase warrants at December 31, 2008:

Number	Exercise
of warrants	prices	Expiry date
	Cdn$

3,150,000	6.11	December 20, 2009
21,750,000	15.00	April 3, 2012
7,386,167	9.00	November 28, 2012
4,150,000	15.00	June 28, 2017
23,675,352	15.00	June 28, 2017
60,111,519

New Gold Inc.
Notes to the consolidated financial statements December 31, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

9.	Share capital (continued)

	(f)	Diluted (loss) earnings per share

The following table sets forth the computation of diluted earnings per share:

	2008	2007

(Loss) earnings available to common shareholders	$(102,679)	$14,613

(in thousands)
Basic weighted average number of shares outstanding	148,126	53,428
Effect of dilutive securities
Special warrants	-	14,772
Stock options	-	26
Diluted weighted average number of shares outstanding	148,126	68,226

(Loss) earnings per share
Basic	(0.69)	0.27
Diluted	(0.69)	0.21

The following lists the equity securities excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$5.48 (2007 - Cdn$0.63) for the year. The warrants related to Special Warrants (Note (9 b)) were issued subsequent to the year end.

	2008	2007
(in thousands)

Stock options	7,271	2,119
Share purchase warrants	60,136	21,750
Convertible debentures	55,000	-

(g)	Share capital of NGI

	Number of
	shares	Amount
		Cdn$

Balance, December 31, 2007	36,945,727	213,278
Exercise of stock options	56,000	469
Tax effect for flow-through shares	-	(5,209)
Balance, June 30, 2008	37,001,727	208,538

New Gold Inc.
Notes to the consolidated financial statements December 31, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

10.	Income and mining taxes

	2008	2007
	$	$

Current income and mining tax expense	6,473	6,824
Future income and mining tax recovery	(13,496)	(6,537)
	(7,023)	287

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before taxes. These differences result from the following items:

	2008	2007
	$	$

(Loss) earnings before income taxes	(109,702)	14,900

Canadian federal and provincial income tax rates	31.00%	34.12%

Income tax (recovery) expense based on above rates	(34,008)	5,084
Increase (decrease) due to
Non-taxable income	(27,786)	-
Non-deductible expenditures	8,192	2,486
Lower statutory tax rates on earnings of foreign subsidiaries	(992)	(1,183)
Adjustment of prior year provision to statutory tax returns	(872)	-
Benefit of losses not recognized in period	4,589	2,137
Change in valuation allowance and other	43,854	(8,237)
	(7,023)	287

New Gold Inc.
Notes to the consolidated financial statements December 31, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

10.	Income and mining taxes (continued)

The components of future income taxes are as follows:

	2008	2007
	$	$
Future income and mining tax assets
Tax loss carryforwards	18,904	11,308
Deductible temporary differences and other	43,840	13,601
Deferred financing costs and other	14,620	-
Value of future income tax and mining assets	77,364	24,909
Valuation allowance	(49,381)	(8,399)
Future income and mining tax assets	27,983	16,510

Future income and mining tax liabilities
Accumulated cost base differences on assets	(249,361)	(42,453)
Future income and mining tax liabilities, net	(221,378)	(25,943)

Presented on the consolidated balance sheets as
Future income and mining tax assets	2,690	-
Future income and mining tax liabilities	(224,068)	(25,943)
Future income and mining tax liabilities, net	(221,378)	(25,943)

Deductible temporary differences are comprised primarily of book to tax differences relating to the Company's reclamation liabilities. Taxable temporary differences are comprised primarily of book to tax differences relating to the value of the Company's mining interests acquired from corporate acquisitions.

Tax loss carryforwards

At December 31, 2008, the Company has:

(i)	Canadian income tax losses of approximately $34,100,000 that expire from 2009 through 2028;

(ii)	U.S. loss carryforwards of approximately $10,400,000 that expire from 2021 through 2028;

(iii)	Mexican loss carryforwards of approximately $18,700,000 that expire from 2009 through 2017;

(iv)	Brazilian loss carryforwards of approximately $9,730,000 that may be available for tax purposes. These losses carry forward indefinitely; and

(v)	Chilean loss carryforwards of approximately $1,100,000 that may be available for tax purposes. These losses carry forward indefinitely.

New Gold Inc.
Notes to the consolidated financial statements December 31, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

11.	Reclamation and closure cost obligations

The Company's asset retirement obligations consist of reclamation and closure costs for Amapari Mine, Cerro San Pedro Mine, New Afton development project and Peak Mines. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The liability for reclamation and closure cost obligations at December 31, 2008 is $22.0 (2007 - $18.0 million). The undiscounted value of this liability is $35.5 million (2007 - $28.8 million). An inflation rate assumption ranging from 1.6% to 5.0% has been used. An accretion expense component of $1.0 million (2007 - $2.0 million) has been charged to operations in 2008 to reflect an increase in the carrying amount of the asset retirement obligation which has been determined using a discount rate ranging from 8.0% to 10.0%. Changes to the reclamation and closure cost balance during the year are as follows:

	2008	2007
	$	$
Reclamation and closure cost obligations, opening balance	18,036	-
Arising on acquisition of Amapari (Note 4)	-	10,312
Arising on acquisition of Peak Mines (Note 4)	-	6,349
Arising on acquisition of Metallica (Note 4)	3,228	-
Reclamation expenditures	(98)	-
Accretion expense, included in depreciation and depletion	1,077	2,025
Revisions in estimates and liabilities incurred	3,400	(650)
Foreign exchange	(3,694)	-
Reclamation and closure cost obligations, closing balance	21,949	18,036

New Gold Inc.
Notes to the consolidated financial statements December 31, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

12.	Supplemental cash flow information

		Thirteen
	Year ended	months ended
	December 31,	December 31,
	2008	2007
	$	$
Change in non-cash working capital
Accounts receivable	8,664	(17,554)
Inventories and stockpiled ore	24,684	2,279
Accounts payable and accrued liabilities	(28,016)	5,400
Other	(3,285)	(1,996)
	2,047	(11,871)

Non-cash financing and investing activities
Shares/options/warrants issued on acquisition (Note 4 (a) and 4 (b))	894,677	103,253

Operating activities included the following payments
Interest paid	3,075	-
Income taxes paid	12,223	3,092

13.	Segmented information

The Company manages its operations by geographical location. These reportable operating segments are summarized in the table below:

				Year ended December 31, 2008
			(Loss)
		Depletion	earnings		Expenditures
		and	from	Total	for mining
	Revenues	depreciation	operations	assets	interest
	$	$	$	$	$

Brazil	75,052	14,408	(177,053)	44,857	7,077
Chile (2)	-	-	-	377,430	-
Canada (2)	-	9	(4,901)	640,133	87,466
Mexico (2)	47,285	8,788	(12,549)	444,555	9,812
Australia	95,798	9,665	28,595	198,477	29,389
Other (1)	-	91	(15,382)	252,249	124
	218,135	32,961	(181,290)	1,957,701	133,868

(1)	Other includes corporate balances and intercompany eliminations and exploration properties

(2)	Segments acquired on June 30, 2008 (Note 1)

New Gold Inc.
Notes to the consolidated financial statements December 31, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

13.	Segmented information (continued)

			Thirteen months ended December 31, 2007
			(Loss)
		Depletion	earnings		Expenditures
		and	from	Total	for mining
	Revenues	depreciation	operations	assets	interest
	$	$	$	$	$

Brazil	48,369	9,129	(321)	215,971	6,108
Australia	82,715	9,805	25,786	184,056	20,315
Other (1)	-	39	(11,355)	172,371	629
	131,084	18,973	14,110	572,398	27,052

(1) Other includes corporate balances and intercompany eliminations

The Company sells all of its concentrate production to one customer under an off-take contract. The loss of this customer or unexpected termination of the off-take contract could have a material adverse effect on the Company's results of operations, financial condition and cash flows. The Company is in the process of renegotiating the terms of the existing agreement for the period commencing January 1, 2009. The Company is currently evaluating its alternatives for a new contract which will commence when the existing contract terminates. The Company has not experienced any bad debts with this customer.

The Company is not economically dependent on a limited number of customers for the sale of its gold because gold can be sold through numerous commodity market traders worldwide.

The Company has four customers that account for 100% of the concentrate and doré sales revenue.

Metal sales
		Thirteen
		months
	Year ended	ended
	December 31,	December 31,
Customer	2008	2007
	$	$

1	75,052	48,369
2	56,649	47,090
3	47,285	-
4	39,149	35,625
Total	218,135	131,084
% of total metal sales	100%	100%

New Gold Inc.
Notes to the consolidated financial statements December 31, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

14.	Financial instruments

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, market risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

	(a)	Capital risk management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.

In the management of capital, the Company includes the components of shareholders' equity, short-term borrowings and long-term debt, as well as the cash and cash equivalents, short-term and long-term investments.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or sell its investments.

In order to facilitate the management of its capital requirements, the Company prepares annual budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors.

Prior to June 30, 2008, the Company's investment policy was to invest its cash in highly liquid, lower risk short-term interest-bearing investments with maturities of 120 days or less at the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

Upon completion of the Transaction, the Company adopted a new investment policy. Going forward, the Company must invest its funds in investments with a minimum credit rating at the time of purchase of R-1 (high) from the Dominion Bond Rating Service ("DBRS") or an equivalent rating from Standard & Poor, and Moody's. At all times, more than 50% of the aggregate amount of permitted investments must be invested in treasury bills, bonds, notes and other indebtedness of Canada or the Provinces of British Columbia, Alberta and Ontario. All investments must have a maximum term to maturity of six months and the average term will generally range from seven days to 90 days. Under the new policy, the Company is no longer permitted to invest in asset backed commercial paper ("ABCP") (Note 6) or auction rate securities ("ARS").

The Company has long-term note indentures (Note 8) that contain a general covenant that the Company shall work diligently toward obtaining and, once obtained, maintaining in good standing, all permits required for the operation of its properties.

New Gold Inc.
Notes to the consolidated financial statements December 31, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

14.	Financial instruments (continued)

	(b)	Credit risk

Credit risk is the risk of an unexpected loss if a party to its financial instrument fails to meet its contractual obligations.

The Company's financial assets are primarily composed of cash and cash equivalents, investments and accounts receivable. Credit risk is primarily associated with trade receivables and investments; however it also arises on cash and cash equivalents.

To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its gold exclusively to large international organizations with strong credit ratings. The Company's revenue is comprised of gold sales to four customers.

The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at December 31, 2008 is not considered to be high.

The Company's maximum exposure to credit risk at December 31, is as follows:

	2008	2007
	$	$

Cash and cash equivalents	185,668	149,924
Short-term investments	-	32,440
Accounts receivable	11,232	18,123
	196,900	200,487

The aging of accounts receivable at the reporting date was as follows:

	0-30	31-60	61-90	91-120	Over	2008	2007
	days	days	days	days	120 days	Total	Total
	$	$	$	$	$	$

Corporate	305	42	50	25	391	813	723
Amapari	-	-	-	-	-	-	-
Peak Mines	3,440	-	2	-	13	3,455	17,400
New Afton	2,148	-	-	-	-	2,148	-
Cerro San Pedro	2,024	583	1,669	280	260	4,816	-
	7,917	625	1,721	305	664	11,232	18,123

A significant portion of the Company's cash and cash equivalents are held in large Canadian financial institutions. Short term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks and government with high investment-grade ratings.

The Company employs a restrictive investment policy as detailed in the capital risk management section (Note 14 (a)).

New Gold Inc.
Notes to the consolidated financial statements December 31, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

14.	Financial instruments (continued)

	(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 14 (a).

The following are the contractual maturities of debt commitments. The amounts presented represent the future undiscounted principal and interest cash flows and therefore do not equate to the carrying amounts on the consolidated balance sheet.

	Less than			After	2008	2007
	1 year	1-3 years	4-5 years	5 years	Total	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	41,382	-	-	-	41,382	22,835
Short-term borrowings	7,193	-	-	-	7,193	-
Long-term debt	-	-	-	238,447	238,447	-
Interest payable on long-term debt	21,599	43,198	43,198	79,659	187,654	-
	70,174	43,198	43,198	318,106	474,676	22,835

In the opinion of management, the working capital of $189 million at December 31, 2008, together with cash flows from operations, are sufficient to support the Company's normal operating requirements through its current reporting period. However, taking into consideration the Company's current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continuing to review expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining production levels at its current operations.

The Company believes that external financing (which may include bank borrowings and future debt and equity offerings) will be required to complete its major development projects; however, these development projects are not likely to commence full construction until the second half of 2010 at the earliest. Continuing low copper prices may necessitate the deferral of capital expenditures which may impact production from mining operations. In addition, the Company may need external financing to repay its long-term debt in 2017.

New Gold Inc.
Notes to the consolidated financial statements December 31, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

14.	Financial instruments (continued)

	(d)	Currency risk

The Company operates in Australia, Brazil, Canada, Chile, Mexico and the United States. As a result, the Company has foreign currency exposure with respect to items denominated in foreign currencies. The three main types of foreign exchange risk of the Company can be categorized as follows:

		(i)	Transaction exposure

The Company's operations sell and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company's profitability as exchange rates fluctuate. The Company has not hedged its exposure to currency fluctuations.

		(ii)	Translation exposure

The Company's functional and reporting currency is U.S. dollars. The Company's operations translate their operating results from its host currency to U.S. dollars. Therefore, exchange rate movements in the U.S. dollar, Brazilian real, Mexican peso, Australian dollar and Canadian dollar can have a significant impact on the Company's consolidated operating results. Some of the Company's earnings translation exposure is offset by interest on foreign currency denominated loans and debt.

A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have decreased (increased) the Company's net loss from these financial instruments by the amounts shown below.

	December 31,	December 31,
	2008	2007
	$	$

Canadian dollar	14,226	66
Australian dollar	1,673	2,736
Mexican peso	7,580	-
Brazilian real	2,929	1,877
Chilean peso	6,594	-
	33,002	4,679

New Gold Inc.
Notes to the consolidated financial statements December 31, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

14.	Financial instruments (continued)

	(d)	Currency risk (continued)

		(iv)	Exposure to currency risk

The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and short-term and long-term debt. The currencies of the Company's financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

					2008
	Canadian	Australian	Mexican	Brazilian	Chilean
	dollar	dollar	peso	real	peso

Cash and cash equivalents	88,977	15,213	531	3,655	-
ABCP	77,017	-	-	-	-
Accounts receivable	2,667	-	5,228		-
Accounts payable and accruals	(14,414)	(7,980)	(3,028)	(12,756)	-
Future income tax liabilities	(72,375)	(18,518)	(75,020)	-	(65,939)
ARO	(182)	(5,449)	(3,270)	(13,000)	-
Short-term and long-term debt	(223,951)	-	(238)	(7,193)	-
Gross balance sheet exposure	(142,261)	(16,734)	(75,797)	(29,294)	(65,939)

					2007
	Canadian	Australian	Mexican	Brazilian	Chilean
	dollar	dollar	peso	real	peso

Cash and cash equivalents	2,804	8,988	-	2,120	-
Accounts receivable	149	-	-	10,806	-
Accounts payable and accruals	(2,291)	(8,139)	-	(10,894)	-
Future income tax liabilities	-	(21,683)	-	(7,135)	-
ARO	-	(6,530)	-	(13,670)	-
Short-term and long-term debt	-	-	-	-	-
Gross balance sheet exposure	662	(27,364)	-	(18,773)	-

New Gold Inc.
Notes to the consolidated financial statements December 31, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

14.	Financial instruments (continued)

	(e)	Interest rate risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk on its outstanding borrowings and short- term investments. In particular, the Company is exposed to interest rate changes on those ABCP investments that are expected to pay interest. Interest is proposed to be based on the Canadian bankers' acceptance rate which may fluctuate. A 100 basis points change in the bankers' acceptance rate would result in an annual difference of approximately $0.4 million in the interest income to the Company. The Company has not entered into any derivative contracts to manage this risk.

The Company follows the policy of issuing fixed interest rate debt to avoid future fluctuations in its debt service costs.

	(f)	Commodity price risk

The Company's earnings and cash flows are subject to price risk due to fluctuations in the market price of gold, silver and copper. World gold prices have historically fluctuated widely. World gold prices are affected by numerous factors beyond our control, including:

the strength of the U.S. economy and the economies of other industrialized and developing nations;
global or regional political or economic crises;
the relative strength of the U.S. dollar and other currencies;
expectations with respect to the rate of inflation;
interest rates;
purchases and sales of gold by central banks and other holders;
demand for jewelry containing gold; and
investment activity, including speculation, in gold as a commodity.

In 2008, the Company's revenues and cash flows were negatively impacted by the declining copper prices. There is a time lag between the time of shipment for copper and final pricing and changes in copper pricing can significantly impact the Company's revenue and working capital position. As of December 31, 2008, working capital includes copper concentrate receivables totalling 8.1 million pounds. A $0.10 change in copper price would have an impact of $0.8 million on the Company's working capital position.

The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. The Company's production costs are also affected by the prices of commodities it consumes or uses in its operations, such as lime, reagents and explosives. The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company's control. The Company has not entered into any hedging activities to mitigate these price risks.

New Gold Inc.
Notes to the consolidated financial statements December 31, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

14.	Financial instruments (continued)

	(f)	Commodity price risk (continued)

A 10% change in commodity prices would impact the Company's net earnings as follows:

		Thirteen
	Year ended	months ended
	December 31,	December 31,
	2008	2007
	$	$

Gold price	16,322	11,203
Copper price	969	2,604

15.	Commitments and contingencies

(a)

The Company has entered into a number of contractual commitments related to equipment orders to purchase long lead items or critical pieces of mining equipment related to the New Afton project. At December 31, 2008, these commitments totalled $9.4 million and are expected to fall due over the next 12 months.

(b)

The Company has entered into a number of contractual commitments related to equipment orders to purchase long lead items or critical pieces of mining equipment at its mines. At December 31, 2008, these commitments totalled $12.5 million and are expected to fall due over the next 12 months.

(c)

The Company has received notice that legal claims in the amount of approximately $46 million have been filed in Brazilian courts against the Company's subsidiary, Mineração Pedra Branca do Amapari Ltda ("MPBA"). The claims allege that MPBA has adversely impacted the quality of William Creek causing economic loss and health concerns. The Company believes that these claims are unfounded and intends to vigorously defend against them. Accordingly, the Company has not made an accrual for this claim.

(d)

The Company is, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company cannot reasonably predict the likelihood or outcome of these actions. The Company does not believe that adverse decisions in any other pending or threatened proceedings related to any matter, or any amount which may be required to be paid by reason there it, will have a material effect on the financial condition or future results of operations.

16.	Subsequent event

On March 4, 2009, the Company announced that it had entered into a definitive agreement to acquire all of the outstanding common shares of Western Goldfields Inc. ("Western Goldfields"). Under the agreement, the Company will exchange one common share and Cdn$0.0001 in cash for each common share of Western Goldfields (the "Transaction"). Upon completion of the Transaction, existing New Gold and Western Goldfields shareholders will own approximately 58% and 42% of the combined company, respectively, subject to approval of both companies and regulatory approval.

New Gold Inc.
Notes to the consolidated financial statements December 31, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
17.	Differences between generally accepted accounting principles in Canada and the United States

These consolidated financial statements have been prepared in accordance with Canadian GAAP. Material variations in the accounting principles, practices and methods are used in preparing financial statements under generally accepted practices in the US GAAP. The effects of the principal differences on the Company's financial statements under US GAAP are quantified below and described in the accompanying notes:

Statements of operations
	2008	2007
	$	$

Net (loss) earnings under Canadian GAAP	(102,679)	14,613
Mark-to-market on derivative liability (a)	1,999	200
Convertible debentures (b)	3,633	-
Commercial production adjustment (c)	284	-
Net (loss) earnings under US GAAP	(96,763)	14,813
Other comprehensive income under Canadian and US GAAP	1,160	-
Comprehensive income (loss) under US GAAP	(95,603)	14,813

Weighted average number of shares outstanding
Basic under US GAAP	148,126	53,428
Diluted under US GAAP	148,126	68,226
Basic loss per share under US GAAP	(0.65)	0.28
Diluted loss per share under US GAAP	(0.65)	0.22

Statements of cash flows
	2008	2007
	$	$
Cash flows from operating activities under Canadian GAAP	24,685	26,620
Commercial production adjustment (c)	282	-
Cash flows from operating activities under US GAAP	24,967	26,620

Cash flows from investing activities under Canadian GAAP	35,065	(250,044)
Commercial production adjustment (c)	(282)	-
Cash flows from investing activities under US GAAP	34,783	(250,044)

Cash flows from financing activities under Canadian and US GAAP	(9)	373,020

New Gold Inc.
Notes to the consolidated financial statements December 31, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
17.	Differences between generally accepted accounting principles in Canada and the United States (continued)

Balance sheets
	2008	2007
	$	$

Total assets reported under Canadian GAAP	1,957,701	572,398
Commercial production adjustment (c)	284	-
Convertible debentures (b)	(1,198)	-
Total assets reported under US GAAP	1,956,787	572,398

Total liabilities reported under Canadian GAAP	515,913	75,027
Derivative liability (a)	8,128	864
Convertible debentures (b)	16,773	-
Total liabilities reported under US GAAP	540,814	75,891

Shareholders' equity reported under Canadian GAAP	1,441,788	497,371
Reclassification of stock options (a)	(8,128)	(864)
Commercial production adjustment (c)	284	-
Convertible debentures (b)	(17,971)	-
Shareholders' equity reported under US GAAP	1,415,973	496,507
Total liabilities and shareholders' equity reported under US GAAP	1,956,787	572,398

Under US GAAP, the components of shareholders' equity would be as follows:

	2008	2007
	$	$

Common shares	1,321,110	339,796
Special warrants	-	104,166
Contributed surplus	55,082	5,102
Share purchase warrants	145,614	57,673
Accumulated other comprehensive loss	(406)	(1,566)
Deficit	(105,427)	(8,664)
	1,415,973	496,507

New Gold Inc.
Notes to the consolidated financial statements December 31, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
17.	Differences between generally accepted accounting principles in Canada and the United States (continued)

	(a)	Stock-based compensation

On December 1, 2005, the Company adopted Statement of Financial Accounting Standard ("SFAS") 123(R), Share Based Payment, for all employee stock-based awards granted, modified or settled after the effective date using the fair value measurement method. SFAS 123R has provisions that are different than CICA Handbook Section 3870 which create US GAAP differences. Under Canadian GAAP, the Company recognizes the effect of forfeitures as they occur. Under SFAS 123R, forfeitures are required to be estimated. The Company has determined the amount of stock options forfeited is not material, therefore there is no difference on accounting for stock-based compensation under Canadian and US GAAP.

Under US GAAP, a stock option award may be indexed to a factor in addition to the entity's share price. If that additional factor is not a market, performance or service condition, the award shall be classified as a liability, and the additional factor shall be reflected in estimating the fair value of the award. Stock option awards granted to an employee with a fixed exercise price and exercisable in the Company's functional currency, a foreign operation's functional currency or in the currency in which the employee is paid are not considered to contain a market, performance or service condition and are therefore treated as equity instruments. Stock option awards that do not satisfy these criteria are considered to be dual indexed to a factor that is not a market, performance or service condition, and are therefore recorded as liabilities and marked-to-market at the end of each reporting period. Under Canadian GAAP, all stock option awards are treated as equity instruments. The liability as at December 31, 2008 relating to stock options issued to employees of the foreign operations totaled $8.1 million (2007 - $0.9 million). Contributed surplus was reduced by $10.3 million related to the reversal of stock option expense recognized on options issued to foreign operations under Canadian GAAP in 2008 and by $1.1 million in 2007.

	(b)	Convertible debenture

In June 2008, the Company acquired convertible debentures in the aggregate principal amount of $55 million. Under Canadian GAAP, the convertible debentures were bifurcated into a principal and an option component for accounting purposes in accordance with CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation ("Section 3861"). The principal component was recorded as debt with a portion, representing the estimated fair value of the conversion option feature at the date of issue, being allocated to equity. In addition, under Canadian GAAP a non-cash interest expense representing the effective yield of the debt component is recorded with a corresponding credit to the convertible debenture liability balance to accrete the balance to the principal due on maturity. The interest is capitalized to mining interests in accordance with the Company's accounting policy. Under US GAAP, the convertible debentures, in their entirety, are classified as debt. The non-cash interest expense recorded under Canadian GAAP would not be recorded under US GAAP.

New Gold Inc.
Notes to the consolidated financial statements December 31, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
17.	Differences between generally accepted accounting principles in Canada and the United States (continued)

	(c)	Commercial production adjustment

Under Canadian GAAP, the Company uses specific criteria to assess the point at which an operation commences commercial production. Under US GAAP, the Company determines commencement of production whereby the production phase of a mine is determined to have begun when saleable minerals are extracted (produced) from an ore body, regardless of the level of production. However, commercial production does not commence with the removal of de minimus saleable mineral material that occurs in conjunction with the removal of overburden or waste material for the purpose of obtaining access to on ore body. For the year ended December 31, 2008, there was a Canadian/US GAAP difference with respect to the determination of production as follows:

Chesney project, Peak Mines, Australia

According to Canadian GAAP, the project has not yet commenced commercial production, while for US GAAP purposes, production commenced and associated costs were expensed beginning on October 1, 2008. For US GAAP purposes, the impact of this difference was to increase revenues, operating expenses, depreciation and depletion expense and income tax expense for the year ended December 31, 2008 by $0.8 million, $0.3 million, $0.1 million and 0.1 million, respectively and increase net earnings for the year ended December 31, 2008 by $0.3 million.

	(d)	Accounting for uncertainty in income taxes

While tax accounting rules are essentially the same under both US GAAP and Canadian GAAP, tax account differences can arise from differing treatment of various assets and liabilities. On December 1, 2006, the Company adopted the provisions of FASB Interpretation, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 ("FIN 48") for US GAAP purposes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its consolidated financial statements, only those tax positions that are "more-likely-than-not" of being sustained as of the adoption date, based on the technical merits of the position. As a result of the implementation of FIN 48, the Company performed a comprehensive review of its material tax positions in accordance with recognition and measurement standards established by FIN 48. Based on this review, the provisions of FIN 48 had no effect on the Company's financial position, cash flows or results of operations at either December 31, 2007 or December 31, 2008. The Company and its subsidiaries are subject to the following material taxing jurisdictions: Canada, Australia, Brazil, Mexico and Chile. The tax years of major jurisdictions which remain subject to examination as of December 31, 2008 are as follows:

Canada Revenue Agency	2004 to 2008
Australian Taxation Office	2004 to 2008
Receita Federal (Brazil)	2004 to 2008
Servicio de Impuestos Internos (Chile)	2002 to 2008
Sistema de Administratión Tributaria (Mexico)	2003 to 2008

New Gold Inc.
Notes to the consolidated financial statements December 31, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
17.	Differences between generally accepted accounting principles in Canada and the United States (continued)

	(d)	Accounting for uncertainty in income taxes (continued)

The Company's policy is to recognize interest and penalties related to uncertain tax benefits in income tax expense. Under Canadian and US GAAP, the Company has accrued $1.2 million for interest and penalties relating to uncertain tax positions in Chile as of December 31, 2008 as a result of the acquisition of Metallica Resources Inc. on June 30, 2008.

	(e)	Recently adopted accounting standards

(i)

In September 2006, FASB issued SFAS No. 157, Fair Value Measurement, to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements. The statement only applies to fair value measurements that are already required or permitted under current accounting standards and is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 for financial instruments as required at January 1, 2008 did not have a material effect on the Company's consolidated financial statements. The Company has elected to apply this standard to non-financial assets and non-financial liabilities effective January 1, 2009 and does not expect the provisions to have a material effect on the Company's consolidated financial statements.

(ii)

In February 2007, FASB issued SFAS No. 159, Fair Value Option for Financial Assets and Liabilities, which permits entities to choose to measure various financial instruments and certain other items at fair value. The adoption of SFAS 159 on January 1, 2008 did not have a material effect on the Company's consolidated financial statements

	(f)	Impact of recently issued accounting standards

(i) In December 2007, the FASB issued SFAS 141R, Business Combinations.

The major changes to accounting for business combinations are summarized as follows:

all business acquisitions would be measured at fair value;

pre-acquisition contingencies would be measured at fair value;

most acquisition-related costs would be recognized as expense as incurred (they would no longer be part of the purchase consideration); and

non-controlling interests would be measured at fair value at the date of acquisition (i.e. 100% of the assets and liabilities would be measured at fair value even when an acquisition is less than 100%).

The statement is effective for periods beginning on or after December 15, 2008. The Company does not expect the adoption of this standard to have a significant effect on the Company's consolidated financial statements, until the Company enters into a business combination.

(ii)

In December 2007, FASB issued SFAS 160, Non-controlling Interests in Consolidated Financial Statements, which specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent's ownership interest that leave control intact are accounted for as capital transactions.

The statement is effective for periods beginning on or after December 15, 2008, and is to be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Company does not expect the adoption of this standard to have a significant effect on the Company's consolidated financial statements.

New Gold Inc.
Notes to the consolidated financial statements December 31, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
17.	Differences between generally accepted accounting principles in Canada and the United States (continued)

	(f)	Impact of recently issued accounting standards (continued)

(iii)

In May 2008, FASB issued FASB Staff Position Accounting Principles Board 14-1 ("FSP APB 14-1"), which revises the accounting treatment for convertible debt instruments that may be settled in cash upon conversion. FSP APB 14-1 requires the issuer to separately account for the liability and equity components of convertible debt instruments. The value assigned to the liability component would be the estimated fair value, as of the date of issuance, of similar debt without the conversion option, but including any other embedded features and covenants. The difference between the proceeds of the debt and the value allocated to the liability component would be recorded in equity. The standard is effective for periods beginning on or after December 15, 2008, and is to be applied retrospectively. The effect of the adoption of this Staff Position to the Company's consolidated financial statements is still being determined.

		(iv)	In June 2008, FASB Task Force reached a consensus on EITF Issue No. 07-5,

Determining Whether an Instrument (or embedded Feature) is Indexed to an Entity's Own Stock. The standard provides that an equity-linked financial instrument (or embedded feature) would not be considered indexed to the entity's own stock if the strike price is denominated in a currency other than the issuer's functional currency. The Issue is effective for periods beginning on or after December 15, 2008. The effect of adopting this EITF on the Company's consolidated financial statements is still being determined.